UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. )



____________________________________________________________
1.	Name of Reporting Person		The 1818 Fund II, L.P.
S.S. or I.R.S. Identifica-
tion No. of Above Person
____________________________________________________________
2.	Check the Appropriate Box		(a)	1
if a Member of a Group		(b)	0
____________________________________________________________
3.	S.E.C. Use Only
____________________________________________________________
4.	Citizenship or Place of Organization		Delaware
____________________________________________________________
Number of Shares	(5)	Sole Voting Power		0
Beneficially		(6)	Shared Voting Power		690,155
Owned by Each	(7)	Sole Dispositive Power			0
Reporting Person	(8)	Shared Dispositive Power		690,155
____________________________________________________________
9.	Aggregate Amount Beneficially Owned by Each Reporting Person
690,155
____________________________________________________________
10.	Check if the Aggregate Amount in Row (9) Excludes Certain
Shares									______
____________________________________________________________
11.	Percent of Class Represented by Amount in Row 9	5.7%
____________________________________________________________
12.	Type of Reporting Person						PN
____________________________________________________________





____________________________________________________________
1.	Name of Reporting Person		Brown Brothers Harriman & Co.
S.S. or I.R.S. Identifica-
tion No. of Above Person
____________________________________________________________
2.	Check the Appropriate Box		(a)	1
if a Member of a Group		(b)	0
____________________________________________________________
3.	S.E.C. Use Only
____________________________________________________________
4.	Citizenship or Place of Organization		New York
____________________________________________________________
Number of Shares	(5)	Sole Voting Power		0
Beneficially		(6)	Shared Voting Power		690,155
Owned by Each	(7)	Sole Dispositive Power			0
Reporting Person	(8)	Shared Dispositive Power	690,155
____________________________________________________________
9.	Aggregate Amount Beneficially Owned by Each Reporting Person
690,155
____________________________________________________________
10.	Check if the Aggregate Amount in Row (9) Excludes Certain
Shares									______
____________________________________________________________
11.	Percent of Class Represented by Amount in Row 9	5.7%
____________________________________________________________
12.	Type of Reporting Person						PN
____________________________________________________________





____________________________________________________________
1.	Name of Reporting Person		T. Michael Long
(in the capacity described herein)
S.S. or I.R.S. Identifica-
tion No. of Above Person
____________________________________________________________
2.	Check the Appropriate Box		(a)	1
if a Member of a Group		(b)	0
____________________________________________________________
3.	S.E.C. Use Only
____________________________________________________________
4.	Citizenship or Place of Organization		United States
____________________________________________________________
Number of Shares	(5)	Sole Voting Power		0
Beneficially		(6)	Shared Voting Power		690,155
Owned by Each	(7)	Sole Dispositive Power			0
Reporting Person	(8)	Shared Dispositive Power		690,155
____________________________________________________________
9.	Aggregate Amount Beneficially Owned by Each Reporting Person
690,155
____________________________________________________________
10.	Check if the Aggregate Amount in Row (9) Excludes Certain
Shares									______
____________________________________________________________
11.	Percent of Class Represented by Amount in Row 9	5.7%
____________________________________________________________
12.	Type of Reporting Person						IN
____________________________________________________________





____________________________________________________________
1.	Name of Reporting Person		Lawrence C. Tucker
(in the capacity described herein)
S.S. or I.R.S. Identifica-
tion No. of Above Person
____________________________________________________________
2.	Check the Appropriate Box		(a)	1
if a Member of a Group		(b)	0
____________________________________________________________
3.	S.E.C. Use Only
____________________________________________________________
4.	Citizenship or Place of Organization		United States
____________________________________________________________
Number of Shares	(5)	Sole Voting Power		0
Beneficially		(6)	Shared Voting Power		690,155
Owned by Each	(7)	Sole Dispositive Power			0
Reporting Person	(8)	Shared Dispositive Power		690,155
____________________________________________________________
9.	Aggregate Amount Beneficially Owned by Each Reporting Person
690,155
____________________________________________________________
10.	Check if the Aggregate Amount in Row (9) Excludes Certain
Shares									______
____________________________________________________________
11.	Percent of Class Represented by Amount in Row 9	5.7%
____________________________________________________________
12.	Type of Reporting Person						IN
____________________________________________________________






Item 1.
(a)	Name of Issuer

	National Healthcare Corporation

(b)	Address of Issuers Principal Executive Offices

	100 Vine Street, Suite 1400, Murfreesboro, TN  37130
Item 2.
(a)	Names of Persons Filing

	(i)	The 1818 Fund II, L.P. (?Fund?);
	(ii)	Brown Brothers Harriman & Co. (?BBH&Co.? and general
		partner of the Fund);
	(iii)	T. Michael Long (?Long?);
	(iv)	Lawrence C. Tucker (?Tucker?).

(b)	Address of Principal Business Office

	140 Broadway
	New York, New York  10005

(c)	Citizenship

	Fund - a Delaware limited partnership
	BBH&Co. - a New York limited partnership
	Long - United States
	Tucker ? United States

(d)	Title of Class of Securities

	Common Stock, par value $0.01 per share (the ?Common Stock? or
?Shares?)

(e)	CUSIP Number

                    635906100
Item 3.
This statement is not filed pursuant to either Rule 13d-1(b) or 13d-2(b) or (c).
Item 4.
Ownership.

(a)
Amount Beneficially Owned:
As of December 31, 2004, the Fund was the holder of 690,155 shares of Common Stock.



By virtue of BBH& Co.?s relationship with the Fund, BBH&Co. may be deemed to beneficially own, pursuant to Rule 13d-3 of the Act, 690,155 Shares. By virtue of the resolution adopted by BBH&Co. designating Long and Tucker, or either of them, as the sole and exclusive partners of BBH&Co. having voting power (including the power to vote or to direct the vote) and investment power (including the power to dispose or to direct the disposition) with respect to the Shares, each of Long and Tucker may be deemed to beneficially own, pursuant to Rule 13d-3 of the Act, 690,155 Shares.

(b)
Percent of Class:
For each of the Fund, BBH & Co., Long and Tucker, approximately
5.7%, based on the number of shares of Common Stock outstanding as reported in the Issuer?s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004.
Number of shares as to which the persons filing have:
(i)  Sole power to vote or to direct the vote:     None
(ii)  Shared power to vote or to direct the vote: 690,155 Shares
(iii)  Sole power to dispose or to direct the disposition:     None
(iv)  Shared power to dispose or to direct the disposition: 690,155
Shares



Item 5.
Ownership of Five Percent or Less of a Class

Not applicable.
Item 6.
Ownership of More than Five Percent on Behalf of Another Person

Not applicable.
Item 7.
Identification and Classification of Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.
Item 8.
Identification and Classification of Members of the Group

See Item 4.
Item 9.
Notice of Dissolution of Group

Not applicable.
Item 10.
Certification

?By signing below I certify that, to the best of my knowledge and belief the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.?


SIGNATURES
           After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.
Dated as of February 2, 2005
THE 1818 FUND II, L.P.
By:	Brown Brothers Harriman & Co.,
its General Partner
By:	 /s/ Lawrence C. Tucker
Name: Lawrence C. Tucker
Title:  Partner
BROWN BROTHERS HARRIMAN & CO.
By:	 /s/ Lawrence C. Tucker
Name: Lawrence C. Tucker
Title:  Partner
  /s/ Lawrence C. Tucker
Lawrence C. Tucker
 /s/ T. Michael Long
T. Michael Long